Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Associate Savings Plan as Amended and Restated of Capital One Financial Corporation of our reports (a) dated February 25, 2021, with respect to the consolidated financial statements of Capital One Financial Corporation, and the effectiveness of internal control over financial reporting of Capital One Financial Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, and (b) dated June 22, 2020 with respect to the financial statements and supplemental schedule of the Capital One Financial Corporation Associate Savings Plan included in the Plan's Annual Report (Form 11-K) for the year ended December 31, 2019, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia
May 13, 2021